Acquire Skills and Knowledge Education Inc.

Statement of Comprehensive Income

(Unaudited)

	For the Period June 11, 2019 (Inception) to December 31, 2019
Revenue	$ -
Expenses:	
Stock-based compensation	6,900
Organization costs	3,151
Total expenses	10,051
Net loss	$ (10,051)